Version:	14
Date:	23 Apr 09
Time:	17:27

SALE OF PARTICIPATION INTEREST AND PROSPECTING RIGHTS AMENDING AGREEMENT

between

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

and

CLIDET NO. 874 (PROPRIETARY) LIMITED

and

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

and

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

and

PLATINUM GROUP METALS LIMITED

and

RUSTENBURG PLATINUM MINES LIMITED

and

WESIZWE PLATINUM LIMITED

bell dewar

CONTENTS

SALE OF PARTICIPATION INTEREST AND PROSPECTING RIGHTS AMENDING AGREEMENT

1. DEFINITIONS

Unless otherwise expressly stated, or the context otherwise requires, the words and expressions listed in the Sale Agreement (as defined below) shall, when used in this Agreement, including this introduction, bear the meanings ascribed to them and the words and expressions below shall, when used in this Agreement, including this introduction, bear the meanings ascribed to them:

1.1 **Africa Wide** – Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited;

1.2 **Agreement** – this Sale of Participation Interest and Prospecting Rights Amending Agreement;

1.3 **Amendment Signature Date** – the date of signature of this Agreement by the Party signing last in time;

1.4 **Clidet** – Clidet No. 874 (Proprietary) Limited;

1.5 **Disposal Agreement Amendment** – the amending agreement to the Disposal Agreement which will be signed simultaneously with this Amending Agreement;

1.6 **Disposal Agreement** – the Disposal Agreement between Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited and Bakubung Minerals (Proprietary) Limited and Clidet No 874 (Proprietary) Limited and Maseve Investments 11 (Proprietary) Limited and Platinum Group Metals (Rsa) (Proprietary) Limited and Wesizwe Platinum Limited;

1.7 **Maseve** – Maseve Investments 11 (Pty) Limited; (No. 2008/018995/07), a private limited liability company incorporated in accordance with the company laws of South Africa;

1.8 **Parties** – Africa Wide and Clidet and Maseve and PGML and PTM and RPM and Wesizwe, and '**Party**' means one of them;

1.9 **PGML** – Platinum Group Metals Limited;

1.10 **PTM** – Platinum Group Metals (RSA) Proprietary) Limited;

1.11 **RPM** – Rustenburg Platinum Mines Limited;

1.12 **Sale Agreement** – the Sale of Participation Interest and Prospecting Rights Agreement entered into by the Parties on or about 8 December 2008;

1.13 **T1 Transfer Date** – the date of delivery of the Sale Rights (as defined in the Sale Agreement) pursuant to clause 12 of the Sale Agreement, including registration of transfer of the RPM Prospecting Rights in the name of Wesizwe in the Mineral and Petroleum Titles Registration Office;

1.14 **T2 Transfer Date** – the date of registration of transfer of the Ceded Rights as defined in the Disposal Agreement capable of registration in the name of Maseve in the Mineral and Petroleum Titles Registration Office;

1.15 **Wesizwe** – Wesizwe Platinum Limited.

2. **INTRODUCTION**

2.1 The Parties entered into the Sale Agreement on or about 8 December 2008.

2.2 The Parties wish to amend the Sale Agreement in terms of this Agreement.

3. **AMENDMENT**

With effect from the date referred to in clause 4, the Sale Agreement is amended as follows:

3.1 Clause 2.2 of the Sale Agreement is amended by:

3.1.1 the insertion of the following definition after the definition for "*Joint Venture*":

"*Maseve*" – Maseve Investments 11 (Pty) Limited (No. 2008/016995/07), a private limited liability company incorporated in accordance with the company laws of South Africa

3.1.2 the insertion of the following definition after the definition for "*RPM Prospecting Rights*":

"*Sale of Prospecting Right Agreement*" *The Sale of Prospecting Right Agreement between Bakubung Minerals (Proprietary) Limited, PTM and RPM in respect of the right to prospect for PGM's in, on and under an undivided half share of Portion 3 (a portion of Portion 1) of the farm Frischgewaagd 96 JQ;*

3.1.3 the deletion of the word "*Clidet*" in the definition of "*Project 1*" and the insertion of the word "*Maseve*" in its place;

3.1.4 the deletion of the word "*Clidet*" in the definition of "*Project 3*" and the insertion of the word "*Maseve*" in its place;

3.1.5 the deletion of the current definition of "*Transaction 2 Agreements*" and the insertion of the following definition in its place:

"Transaction 2 Agreements" the Disposal Agreement by and between Wesizwe, PTM, Africa Wide, Bakubung Minerals (Proprietary) Limited, Maseve and Clidet and the Shareholders' Agreement between Africa Wide, PTM and Maseve, both as amended from time to time".;

3.2 The insertion of the following suspensive condition as clause 4.1.9:

"the signature by the parties thereto of the Sale of Prospecting Right Agreement"

3.3 Clause 4.2 of the Sale Agreement is deleted and replaced with the following:

"Should the suspensive condition:

4.2.1 in clause 4.1.1 not be fulfilled within a period of 120 days from the Signature Date (or such longer period as the Parties may agree in writing); and

4.2.2 in clause 4.1.2 not be fulfilled on or before 30 June 2009 (or such later date as the Parties may agree in writing); and

4.2.3 in clause 4.1.3 not be fulfilled on or before 30 September 2009 (or such later date as the Parties may agree in writing);

4.2.4 in clause 4.1.4 not be fulfilled on or before 30 June 2009 (or such later date as the Parties may agree in writing);

4.2.5 in clause 4.1.5 not be fulfilled within a period of 120 days from the Signature Date (or such longer period as the Parties may agree in writing); and

4.2.6 in clause 4.1.6 not be fulfilled on or before 30 September 2009 (or such later date as the Parties may agree in writing); and

4.2.7 in clause 4.1.7 not be fulfilled on or before 30 June 2009 (or such later date as the Parties may agree in writing);

4.2.8 in clause 4.1.8 not be fulfilled on or before 14 October 2009 (or such later date as the Parties may agree in writing)); and

4.2.9 in clause 4.1.9 not be fulfilled on or before 30 September 2009 (or such later date as the Parties may agree in writing,

then this Agreement (save for the provisions of clauses 1, 2, 3, 8, 13, 16, 17, 18, 19, 21 and 23, which shall continue to apply), shall lapse and cease to be of any further force or effect."

3.4 Clause 7 of the Sale Agreement is deleted and replaced by the following:

*"7. **Settlement of the Purchase Consideration***

The purchase consideration in respect of the Sale Rights, referred to in clause 6, shall be settled in accordance with the provisions of clause 12, as amended."

3.5 Clause 9.2.4.1 of the Sale Agreement is deleted and replaced by the following:

"the average of the daily closing United States Dollar / Rand exchange rate quoted by Reuters for the period between 15 August 2008 and the

Business Day immediately preceding the Determination Date, both days inclusive, shall be used if the Determination Date falls within a period of 120 (ONE HUNDRED AND TWENTY) days of the Signature Date;"

3.6 Clause 9.2.4.2 of the Sale Agreement is deleted and replaced by the following:

"If the Determination Date is more than 120 (ONE HUNDRED AND TWENTY) days after the Signature Date then the average of the daily closing United States Dollar / Rand exchange rate quoted by Reuters for the period between the Business Day immediately preceding the Determination Date and the date being exactly 8 (EIGHT) months prior to the Determination Date, both days inclusive, shall be used."

3.7 Clause 9.4.1 of the Sale Agreement is deleted and replaced by the following:

"the Africa Wide Equalisation Liability shall be denominated in United States dollars and payable in South African Rand (converted at the daily closing United States Dollar / Rand exchange rate quoted by Reuters on the day immediately preceding the date of discharge) within a period of 18 months of the earlier of the Effective Date or 30 September 2009. If the T1 Transfer Date occurs after the end of the 18 (EIGHTEEN) month period then the Africa Wide Equalisation Liability shall be payable on the T1 Transfer Date provided that interest on the amount of the Africa Wide Equalisation Liability shall continue to accrue interest until the T1 Transfer Date in accordance with clause 9.4.2 until the T1 Transfer Date;";

3.8 Clause 9.4.2 of the Sale Agreement is deleted and replaced by the following:

"the Africa Wide Equalisation Liability shall accrue interest at the US 12 month treasury bill rate applicable from the earlier of the Effective Date or 30 September 2009 to the date of discharge of the Africa Wide equalisation liability by Wesizwe to RPM;";

3.9 Clause 9.5 of the Sale Agreement is amended by deleting the reference to the "Effective Date" in clauses 9.5 and 9.5.1 and replacing such reference with a reference to "*T1 Transfer Date*" wherever it appears in clauses 9.5 and 9.5.1.

3.10 Clause 10.1 of the Sale Agreement is deleted and replaced with the following:

"RPM shall not Dispose, other than in accordance with the mechanisms set out in 10.2, of its Consideration Shares in Wesizwe acquired in terms of this Agreement for an initial period of 12 months from the earlier of the Effective Date or 30 September 2009 ("initial period", save to a suitable HDSA investor."

3.11 Clause 12 of the Sale Agreement is deleted and replaced with the following:

"12. Registration, Delivery of the Sale Rights and Settlement of the Purchase Consideration for the Sale Rights

12.1 The Parties hereby agree that all registrations required to achieve the T1 Transfer Date and the T2 Transfer Date shall be effected by attorney CI Stevens of Tabacks Attorneys and the Parties shall use their reasonable endeavours to procure that the T1 Transfer Date and the T2 Transfer Date coincide.

12.2 *RPM shall give to Wesizwe not less than 7 days prior written notice of the date on, and the time and venue at, which delivery of the Sale Rights shall occur.*

12.3 *On the date and time specified in the notice referred to in clause 12.2, representatives of RPM and Wesizwe shall meet at the venue specified in such notice for the purpose of RPM effecting delivery of the Sale Rights and Wesizwe settling the purchase consideration therefor.*

12.4 *At the meeting referred to in clause 12.3, RPM shall deliver the Sale Rights to Wesizwe by the delivery, by RPM to Wesizwe of:*

12.4.1 *a notarial deed of cession, in which RPM cedes the Sale Rights to Wesizwe, duly notarially executed before a notary public appointed by RPM, at the cost of Wesizwe; and*

12.4.2 *a certified copy of the deed of cession referred to in clause 12.4.1, duly lodged and registered in the Mineral and Petroleum Titles Registration Office, evidencing the transfer, from RPM to Wesizwe, of the RPM Prospecting Rights.*

12.5 *At the meeting referred to in clause 12.3 and against delivery of the documents referred to in clause 12.4, Wesizwe shall:*

12.5.1 *allot and issue to RPM, the Consideration Shares, credited as fully paid, subject to the provisions of clause 13.4 and on the basis that the Consideration Shares shall have unrestricted ownership thereof and shall, subject to clause 10.2, be fully tradable on The JSE Limited upon issue to RPM;*

12.5.2 *deliver to RPM a certificate in respect of the Consideration Shares, registered in the name of RPM;*

12.5.3 *procure the listing of the Consideration Shares on the JSE with effect from the Transfer Date; and*

12.5.4 *deliver to RPM a certified copy of a resolution of the directors of Wesizwe allotting and issuing the Consideration Shares, credited as fully paid, to RPM.*

12.6 *With effect from the T1 Transfer Date, RPM's representatives on the exploration committee referred to in clause 6.8 of the JV Agreement, shall be deemed to have resigned."*

3.12 A new clause 12A is inserted after clause 12 as follows:

"12A. ***Resolutive Condition***

12A.1 Subject to the provisions of clauses 12A.2 and 12A.3, this entire Agreement is subject to the resolutive condition that should the T1 Transfer Date not have occurred within 6 (SIX) months of the Effective Date, this Agreement shall lapse and be of no force or effect ab initio and the Parties shall be restored to their respective positions

as if this Agreement had not been entered into insofar as it is practicable, provided that clause 8 shall then apply.

12A.2 In order for the provisions of clause 12A.1 to take effect, one of the Parties is required to give written notice of termination after the date referred to in clause 12A.1 to the other Parties and the Agreement shall lapse on the date 30 (thirty) days after the despatch of that notice unless the T1 Transfer Date occurs prior to the expiry of such 30 (thirty) day period.

12A.3 Should the Parties or any one or more of them have instituted lawful and proper proceedings prior to the date referred to in 12A.1 to enforce the registration of the Sale Rights in the Mineral and Petroleum Titles Registration Office or should any one of the Parties obstruct the registration of the Sale Rights in the Mineral and Petroleum Titles Registration Office through any act or omission of that Party, then the date referred to in clause 12A.1 shall be extended to a period of 18 (EIGHTEEN) months from the Effective Date. Should the proceedings referred to in this clause 12A.3 be withdrawn by the Party which instituted such proceedings then the extension provided for in this clause 12A.3 shall fall away and the provisions of clause 12A.2 shall apply."

3.13 Clause 13.2 of the Sale Agreement is amended by the deletion of the words '*...be added to the purchase consideration referred to in clause 6 and..*';

3.14 Clause 15 of the Sale Agreement is deleted and replaced with the following "*Not Used*".

3.15 Schedule A to the Sale Agreement is deleted and replaced with Appendix 1.

4. AMENDMENT EFFECTIVE

The amendment to the Sale Agreement in terms of clause 3 is effective from the Amendment Signature Date.

5. INDEMNITY

5.1 With effect from the Effective Date until the effective date of Transaction 2, Wesizwe hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising (save for any claims arising out of an act or omission of RPM), the cause of action which arises after the Effective Date in relation to the WBJV Project, or as a result of RPM holding the RPM Prospecting Rights.

5.2 With effect from the effective date of Transaction 2:

5.2.1 Africa Wide hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising, the cause of action which arises after the effective date of Transaction 2, in relation to Project 2; and

5.2.2 Maseve hereby indemnifies RPM, and holds RPM harmless, against any claims against RPM for loss, injury or damage, howsoever arising, the cause of action which arises after the effective date of Transaction 2, in relation to Projects 1 and 3.

5.3 If the Sale Agreement is terminated:

5.3.1 In accordance with and by virtue of the application of clause 12A of the Sale Agreement, then this clause 5 shall automatically lapse and be of no force or effect ab initio and the Parties shall be restored to their respective positions as if this clause 5 and the indemnities given in terms of this clause 5 had not been entered into or given; and

5.3.2 for any reason other than the application of clause 12A of the Sale Agreement, then this clause 5 shall automatically terminate with effect from the date of termination of the Sale Agreement.

6. NOTICES AND LEGAL PROCESS

6.1 Each party chooses as its address for all purposes under this Agreement ("chosen address"), whether for serving any court process or documents, giving any notice, or making any other communications of whatsoever nature and for any other purpose arising from this Agreement ("notice"), as follows:

Africa Wide Mineral Prospecting and Exploration (Proprietary) Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary
Clidet No. 874 (Proprietary) Limited	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park Fax: +27 11 782 4338 For the attention of: Public Officer

Maseve Investments 11 (Proprietary) Limited	Technology House Greenacres Office Park Cnr Victory & Rustenburg Roads Victory Park Fax: +27 11 782 4338 For the attention of: Public Officer With a copy to: Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg Fax: +27 11 994 4601 For the attention of: Company Secretary
Platinum Group Metals (RSA) Proprietary) Limited	328 / 550 Burrard Street Vancouver British Columbia Canada,V6C 2B5 Fax: +1 604 484 4710 For the attention: President and CEO
Platinum Group Metals Limited	328 / 550 Burrard Street Vancouver British Columbia Canada,V6C 2B5 Fax: +1 604 484 4710 For the attention: President and CEO

Rustenburg Platinum Mines Limited	55 Marshall Street Johannesburg 2001 Fax: +27-11- 373-5111 For the attention: The Company Secretary
Wesizwe Platinum Limited	Unit 13 2nd Floor 3 Melrose Boulevard Melrose Arch 2076 Johannesburg South Africa Fax : +27 11 994 4601 For attention : The Company Secretary

6.2 Any notice required or permitted under this Agreement shall be valid and effective only if in writing.

6.3 Any party may by notice to the other party change its chosen address to another physical address in the Republic of South Africa and such change shall take effect on the seventh day after the date of receipt by the party who last receives the notice.

6.4 Any notice to a party contained in a correctly addressed envelope and delivered by hand to a responsible person during ordinary business hours at its chosen address, shall be deemed to have been received on the date of delivery.

6.5 Notwithstanding anything to the contrary herein, a written notice actually received by a party, including a notice sent by telefax, shall be an adequate notice to it notwithstanding that it was not sent or delivered to its chosen address.

7. INTERPRETATION

7.1 Clause and paragraph headings are for purposes of reference only and shall not be used in interpretation.

7.2 Unless the context clearly indicates a contrary intention, any word connoting:

7.2.1 any gender includes the other two genders;

7.2.2 the singular includes the plural and vice versa;

7.2.3 natural persons includes artificial persons and vice versa;

7.2.4 insolvency includes provisional or final sequestration, liquidation or judicial management.

7.3 A reference to a Business Day is a reference to any calendar day excluding Saturday, Sunday and a public holiday in the Republic of South Africa

7.4 When any number of days is prescribed such number shall mean calendar days, unless Business Days are expressly referred to, and shall exclude the first and include the last day unless the last day falls on a Saturday, Sunday, or a public holiday in the Republic of South Africa, in which case the last day shall be the next succeeding Business Day.

7.5 A reference to an enactment is a reference to that enactment as at the date of signature hereof and as amended or re-enacted from time to time.

7.6 The rule of interpretation that a written agreement shall be interpreted against the party responsible for the drafting or preparation of that agreement shall not apply.

7.7 If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition clause, effect shall be given to it as if it were a substantive provision in the body of the Agreement.

7.8 The eiusdem generis rule shall not apply and accordingly, whenever a provision is followed by the word "including" and specific examples, such examples shall not be construed so as to limit the ambit of the provision concerned.

7.9 Where any term is defined within the context of any particular clause in this Agreement, then, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, the term so defined shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that that term has not been defined in the definition clause.

8. GENERAL AND MISCELLANEOUS

8.1 SALE AGREEMENT TO CONTINUE

The Parties acknowledge and agree that the terms and conditions of the Sale Agreement remain unaltered, save to the extent contemplated in this Agreement, and continue in full force and effect.

8.2 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will constitute an original and all of which, when duly signed and when taken together, will constitute a binding agreement.

8.3 SOLE RECORD OF AGREEMENT

This Agreement (read with the Sale Agreement) constitutes the sole record of the agreement between the parties with regard to the subject matter of the Sale Agreement and this Agreement. No Party shall be bound by any express or implied term, representation, warranty, promise or the like not recorded herein.

8.4 NO AMENDMENTS EXCEPT IN WRITING

No addition to, variation of, or agreed cancellation of, this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the parties.

8.5 WAIVERS

No relaxation or indulgence which any party may grant to any other shall constitute a waiver of the rights of that party and shall not preclude that party from exercising any rights which may have arisen in the past or which might arise in future.

8.6 SURVIVAL OF OBLIGATIONS

Any provision of this Agreement which contemplates performance or observance subsequent to any termination or expiration of this Agreement shall survive any termination or expiration of this Agreement and continue in full force and effect.

8.7 APPROVALS AND CONSENTS

An approval or consent given by a party under this Agreement shall only be valid if in writing and shall not relieve the other party from responsibility for complying with the requirements of this Agreement nor shall it be construed as a waiver of any rights under this Agreement except as and to the extent otherwise expressly provided in such approval or consent, or elsewhere in this Agreement.

Signed at Melrose Arch on 23 April 2009

____

AFRICA WIDE MINERAL PROSPECTING AND EXPLORATION (PROPRIETARY) LIMITED

Signed at London on April 24 2009

____

CLIDET NO. 874 (PROPRIETARY) LIMITED

Signed at JOHANNESBURG on 24 APRIL 2009

____

MASEVE INVESTMENTS 11 (PROPRIETARY) LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS LIMITED

Signed at on 2009

RUSTENBURG PLATINUM MINES LIMITED

Signed at Melrose Ard on 23 April 2009

WESIZWE PLATINUM LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS (RSA) PROPRIETARY) LIMITED

Signed at London on April 24 2009

PLATINUM GROUP METALS LIMITED

Signed at Johannesburg on 24 April 2009

RUSTENBURG PLATINUM MINES LIMITED

Signed at on 2009

WESIZWE PLATINUM LIMITED

APPENDIX 1

SCHEDULE A

SCHEDULE A

LIST OF RPM PROSPECTING RIGHTS

1. Prospecting Right 96/2008 PR registered in the Mining Titles Office on 29 April 2008 for chrome and cobalt over a portion of the farm Koedoesfontein 94 J.Q., measuring 1 702,8204 hectares;

2. Prospecting Right 1030/2007 PR registered in the Mining Titles Office on 11 January 2008 for all minerals over portions 8 and 9 of the farm Elandsfontein 102 J.Q., measuring 439,3581 hectares;

3. Prospecting Right 757/2007 PR registered in the Mining Titles Office on 6 August 2007 for platinum group metals, (platinum, palladium, rhodium, osmium, iridium and ruthenium) gold, silver, copper and nickel over a portion of the farm Koedoesfontein 94 J.Q., measuring 1 702,8204 hectares;

4. Prospecting Right executed before notary public Michael Robert Wacks on 4 July 2007 under his protocol 557/2007 for precious metals over a 50% share of portion 11 (a portion of portion 4) of the farm Frischgewaagd 96 J.Q. and a 100% share of the remaining extent of portion 2 formerly known as mineral area 2 (a portion of mineral area 1) for the farm Elandsfontein 102 J.Q. delineated as K L M N P on annexure B to this prospecting right, all together measuring 1 203,5783 hectares;

5. Prospecting Right executed before notary public Michael Robert Wacks under his protocol 560/2007 on 4 July 2007 for all minerals over a half share of the remaining extent of portion 4, a full share of portions 15, 16, 18, a 1/24 share of the former portion 2 (now known as: portions RE of 2, 7 (a portion of portion 2), 8 (a portion of portion 6), RE of portion 6 (a portion of portion 2 and a portion of Ruston)) and a full share of the former remaining extent (now known as: RE and portion 13) of the farm Frischgewaagd 96 J.Q., measuring 1 622,5627 hectares;

6. Prospecting Right 79/2008 PR registered in the Mining Titles Office on 19 March 2008 for the minerals defined in attachment "1" thereto over former portion 9 (a portion of portion 3) of the farm Onderstepoort 98 J.Q. (now consolidated into the farm Mimosa 81 J.Q.) and former mineral area 1 and mineral area 2 of the farm Ruston 97 J.Q. (now Mimosa 81 J.Q.), measuring 182,2399 hectares.